                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                                    ---------

                            Carlyle Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    143093102

--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                 Edward H. Cohen
                              Rosenman & Colin LLP
                               575 Madison Avenue

                            New York, New York 10022
                                 (212) 940-8580
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 13, 2001

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-----------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 143093102                                            Page 2 of 5 Pages
-------------------                                            -----------------

---------------- -----------------------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 Robert A. Levinson

                 ###-##-####
---------------- -----------------------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  [ ]

                                                                                                    (b)  [ ]
---------------- -----------------------------------------------------------------------------------------------
    3            SEC USE ONLY

---------------- -----------------------------------------------------------------------------------------------
    4            SOURCE OF FUNDS*
                 PF

---------------- -----------------------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
                 or 2(e)                                                                                [ ]

---------------- -----------------------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S.A.

---------------------- --------- ------------------------------------------------------------------------------
NUMBER OF                  7      SOLE VOTING POWER
                                  2,889,423
SHARES
                        --------- ------------------------------------------------------------------------------
BENEFICIALLY               8      SHARED VOTING POWER
                                  0
OWNED BY
                        --------- ------------------------------------------------------------------------------
EACH                       9      SOLE DISPOSITIVE POWER
                                  2,889,423
REPORTING
                        --------- ------------------------------------------------------------------------------
PERSON                     10     SHARED DISPOSITIVE POWER
                                  0
WITH
---------------- -----------------------------------------------------------------------------------------------
   11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,889,423

---------------- -----------------------------------------------------------------------------------------------
   12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]

---------------- -----------------------------------------------------------------------------------------------
   13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 20.7%

---------------- -----------------------------------------------------------------------------------------------
   14            TYPE OF REPORTING PERSON*

                 IN
---------------- -----------------------------------------------------------------------------------------------
                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 143093102                                            Page 3 of 5 Pages
-------------------                                            -----------------

---------------- -----------------------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
                 Swenvest Corporation

                 13-303-0438
---------------- -----------------------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  [ ]

                                                                                                    (b)  [ ]
---------------- -----------------------------------------------------------------------------------------------
    3            SEC USE ONLY

---------------- -----------------------------------------------------------------------------------------------
    4            SOURCE OF FUNDS*
                 AF

---------------- -----------------------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
                 or 2(e)                                                                                [ ]

---------------- -----------------------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York

----------------------- --------- ------------------------------------------------------------------------------
NUMBER OF                  7      SOLE VOTING POWER
                                  2,098,730
SHARES
                        --------- ------------------------------------------------------------------------------
BENEFICIALLY               8      SHARED VOTING POWER
                                  0
OWNED BY
                        --------- ------------------------------------------------------------------------------
EACH                       9      SOLE DISPOSITIVE POWER

REPORTING                         2,098,730
                        --------- ------------------------------------------------------------------------------
PERSON                     10     SHARED DISPOSITIVE POWER
                                  0
WITH
---------------- -----------------------------------------------------------------------------------------------
   11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,098,730
---------------- -----------------------------------------------------------------------------------------------
   12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]

---------------- -----------------------------------------------------------------------------------------------
   13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 15.1%

---------------- -----------------------------------------------------------------------------------------------
   14            TYPE OF REPORTING PERSON*

                 CO
---------------- -----------------------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 5 TO SCHEDULE 13D


         This Amendment No. 5 to Schedule 13D amends the statement on Schedule 13D originally filed on March 31, 2000 and amended on April 5, 2000, September 13, 2000, October 2, 2000 and February 1, 2001 by Swenvest Corporation, a New York corporation ("Swenvest"), and by Robert A. Levinson with respect to shares of common stock, par value $0.01 per share ("Carlyle Common Stock") of Carlyle Industries, Inc. ("Carlyle").

         Item 3:  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended by adding thereto the following:

         The source of funds for the acquisition of 10,000 shares of Carlyle Common Stock by Mr. Levinson on February 12, 2001, 62,500 shares of Carlyle Common Stock by Mr. Levinson on November 15, 2001, 17,500 shares of Carlyle Common Stock by Mr. Levinson on November 21, 2001, 20,000 shares of Carlyle Common Stock by Mr. Levinson on November 28, 2001, 15,000 shares of Carlyle Common Stock by Mr. Levinson on December 11, 2001 and 8,000 shares of Carlyle Common Stock by Mr. Levinson on December 12, 2001 was the private funds of Mr. Levinson.

         Item 5:  Interest in Securities of the Issuer.

        Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended by replacing said subparagraph with the following:

       (a) As of the date hereof and based upon a total of 13,934,858 shares of Carlyle Common Stock outstanding as reported on Carlyle's most recently filed 10-Q for the third quarter of fiscal year 2001: (i) Swenvest beneficially owns 2,098,730 shares of Carlyle Common Stock, representing approximately 15.1% of the outstanding Carlyle Common Stock, and (ii) Mr. Levinson may be deemed to be the beneficial owner of an aggregate of 2,889,423 shares of Carlyle Common Stock, representing approximately 20.7% of the outstanding shares of Carlyle Common Stock, comprised of: 2,098,730 shares owned by Swenvest, of which Mr. Levinson is the sole shareholder; 75,000 shares held by three trusts for the benefit of Mr. Levinson's children; 498,693 shares owned directly by Mr. Levinson; and options to purchase 217,000 shares, which are exercisable within 60 days of the date hereof. Mr. Levinson disclaims beneficial ownership of the 75,000 shares of Carlyle Common Stock held by the three trusts for the benefit of his children. Mr. Levinson is co-trustee of the trusts.

         Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended by adding the following:

         Mr. Levinson acquired an additional 10,000 shares of Carlyle Common Stock at a purchase price of $0.25 on February 12, 2001, an additional 62,500 shares of Carlyle Common Stock at a purchase price of $0.26 on November 15, 2001, an additional 17,500 shares of

Carlyle Common Stock at a purchase price of $0.26 on November 21, 2001, an additional 20,000 shares of Carlyle Common Stock at a purchase price of $0.26 on November 21, 2001, an additional 15,000 shares of Carlyle Common Stock at a purchase price of $0.24 on December 11, 2001 and an additional 8,000 shares of Carlyle Common Stock at a purchase price of $0.24 on December 12, 2001, all through open market purchases.

         On December 29, 1999, pursuant to Carlyle's 1994 Incentive Stock Option Program, Mr. Levinson was granted options to purchase 175,000 shares of Carlyle Common Stock at an exercise price of $0.50, which vested as follows: (i) 35,000 shares vested immediately, (ii) 35,000 shares vested on December 29, 2000; (iii) 35,000 shares vested on December 29, 2001; (iv) 35,000 shares will vest on December 29, 2002; and (v) 35,000 shares will vest on December 29, 2003.

         Pursuant to a Stock Option Agreement dated as of December 13, 2001 (the "Stock Option Agreement") by and among Mr. Levinson and Carlyle, Mr. Levinson was granted immediately exercisable non-plan stock options to purchase 100,000 shares of Carlyle Common Stock at an exercise price of $0.23, as consideration for Mr. Levinson agreeing to serve as a limited guarantor with respect to the obligations of Carlyle, and its affiliates, Blumenthal/Lansing Co., Inc., and Westwater Industries, Inc. (collectively, the "Affiliates") under the financing agreements dated January 24, 2002 and the loan and security documents executed in connection therewith between Carlyle, the Affiliates and The CIT Group/Commercial Services, Inc.

         Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Please see Item 5(c) for description of the Stock Option Agreement.

         Item 7: Materials to be Filed as Exhibits

         The Stock Option Agreement is attached hereto as Exhibit A and shall hereafter be incorporated by reference as Exhibit A.

         This statement is filed on behalf of Swenvest and Mr. Levinson.

                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002                         /s/ Robert A. Levinson
                                                 ----------------------
                                                 Robert A. Levinson

                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002                  SWENVEST CORPORATION


                                          By: /s/ Robert A. Levinson
                                              ------------------------------
                                                  Name:  Robert A. Levinson
                                                  Title: President

                                                                       Exhibit A

                             STOCK OPTION AGREEMENT

         AGREEMENT, dated as of December 13, 2001, between CARLYLE INDUSTRIES, INC. (the "Company"), a Delaware corporation, and ROBERT A. LEVINSON (the "Optionee").

         WHEREAS, in consideration of the Optionee agreeing to serve as a limited guarantor with respect to the obligations of the Company, and its affiliates, Blumenthal/Lansing Co., Inc., and Westwater Industries, Inc. (collectively, the "Affiliates") under the financing agreements dated January 24, 2002 and the loan and security documents executed in connection therewith between the Company, the Affiliates and The CIT Group/Commercial Services, Inc., the Company has agreed to grant to the Optionee an option to purchase shares of the common stock, $.01 par value (the "Common Stock"), of the Company.

         NOW, THEREFORE, the parties hereby agree as follows:

         1. Subject to the terms and conditions set forth in this Agreement, the Company grants to the Optionee an option (the "Option") to purchase from the Company all or any part of an aggregate of 100,000 shares (the "Optioned Shares") of Common Stock at a purchase price per share of $0.23 (the "Option Price"), the closing price of the Common Stock on December 13, 2002.

         2. Subject to the condition that the Option shall not be exercised after December 13, 2011, the Optionee may, commencing on the date hereof, exercise the Option with respect to all of the Optioned Shares. Subject to the foregoing, any exercise of the Option may be either in whole at any time or in part at any time and from time to time.

         3. The Optionee may, with the prior approval of the Board of Directors of the Company (the "Board"), transfer for no consideration the Option to or for the benefit of the Optionee's Immediate Family, a trust for the exclusive benefit of the Optionee and/or the Optionee's Immediate Family or to a partnership or limited liability company for the Optionee and/or one or more members of the Optionee's Immediate Family, subject to such limits as the Board may establish, and the transferee shall remain subject to all the terms and conditions applicable to the Option prior to such transfer. The term "Immediate Family" shall mean the Optionee's spouse, parents, children, stepchildren, adoptive relationships, sisters, brothers and grandchildren and any of their respective spouses.

         4. The Optionee shall not be deemed to be the holder of any of the Optioned Shares unless and until a certificate for such shares shall have been issued. Nothing contained in this Agreement shall be deemed to confer upon the Optionee the right to vote or to consent, or to receive notice as a stockholder, in respect of meetings of stockholders for the election of directors of the Company or any other matters or any other rights whatsoever as a stockholder of the Company. No dividends or rights shall be payable or accrued in respect of the Option or the Optioned Shares until, and only to the extent, that this Option shall have been exercised.

         5. Upon payment of the purchase price therefor, the Optioned Shares issued upon exercise of the Option shall be fully paid and nonassessable except as otherwise provided in the Delaware General Corporation Law.

         6. In order to exercise the Option, the Optionee shall deliver to the Company written notice of intent to exercise the Option, in form and substance satisfactory to the Company, specifying the number of Optioned Shares with respect to which the Option is being exercised, and accompanied by payment to the Company of the Option Price for the shares so specified. Payment shall be made by certified check, payable to the order of the Company; provided, however, that all or any portion of such payment may be made in kind by the delivery of shares of the Common Stock which have been owned by the Optionee for a minimum period of six months having a fair market value on the date of delivery equal to the portion of the Option Price so paid; provided, further, however, that, subject to the requirements of Regulation T (as in effect from time to time) promulgated under the Securities Exchange Act of 1934, the Board may implement procedures to allow a broker chosen by the Optionee to make payment of all or any portion of the Option Price payable upon the exercise of the Option and to receive, on behalf of the Optionee, all or any portion of the Optioned Shares issuable upon such exercise. The Company shall cause the certificates representing the Optioned Shares to be issued upon such exercise to be issued as promptly as practicable upon receipt of such payment.

         7. Certificates representing the Optioned Shares issued upon exercise of the Option shall bear the following legend:

         "The securities represented by this certificate have not been registered under the Securities Act of 1933. Such securities may not be sold or transferred except pursuant to a registration statement under such Act, which is effective and current with respect to such securities, or upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company that such sale or transfer is exempt from the registration requirements of such Act."

         8. The Company shall, at all times until the expiration of the Option, reserve for issuance and delivery upon exercise thereof, the number of Optioned Shares that the Company would be required to issue and deliver upon such exercise.

         9. In the event that a dividend shall be declared upon the Common Stock payable in shares of Common Stock, the Optioned Shares shall be adjusted by adding to such shares the number of shares which would be distributable thereon if such shares had been outstanding on the date fixed for determining the stockholders entitled to receive such stock dividend. In the event that the outstanding shares of Common Stock shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, sale of assets, merger or consolidation, whether or not the Company is the surviving corporation, then there shall be substituted for the Optioned Shares the number and kind of shares of stock or other securities into which each outstanding share of Common Stock shall be so changed, or for which each such share shall be exchanged. In the event that there shall be any change, other than as specified in this paragraph 9, in the number or kind of outstanding shares of Common Stock, or of any stock or other securities into which the Common Stock shall have been changed, or for which it shall have been exchanged, then, if the Board shall, in its sole discretion, determine that such change equitably requires an adjustment in the number or kind of shares subject to the Option, such adjustment shall be made by the Board and shall be effective and binding for all purposes of the Option. In the case of any such substitution or adjustment as provided for in this paragraph 9, the Option Price for each Optioned Share shall be the Option Price for all shares of stock or other securities which shall have been substituted for such Optioned Share or to which such Optioned Share shall have been adjusted in accordance with the provisions of this paragraph 9. No adjustment or substitution provided for in this paragraph 9 shall require the Company to sell a fractional share. In the event of the dissolution or liquidation of the Company, or a merger in which the Company is not the surviving corporation, the Option shall terminate.

         10. The existence of the Option shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock or the rights thereof, or dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

         11. By acceptance hereof, the Optionee represents and warrants that the Option is being acquired by the Optionee solely for his own account and not with a view to, or for sale in connection with, the distribution thereof. The Optioned Shares to be purchased upon exercise of the Option shall be registered by the Company under the Securities Act of 1933 as promptly as reasonably practicable following the date of this Agreement. The Optionee shall not attempt to dispose of any or all of the Optioned Shares unless and until they have been validly registered under said Act or the Company has determined, based on an opinion of counsel reasonably satisfactory to the Company, that the intended disposition is exempt from the registration requirements of said Act.

         12. As a condition of the granting of the Option, the Optionee agrees that any dispute or disagreement which may arise under or as a result of or pursuant to this Agreement shall be determined by the Board, in its sole discretion, and that any interpretations by the Board of the terms of this Agreement shall be final, binding and conclusive.

         13. All notices provided for in the Option shall be in writing and shall be given when personally delivered or sent by registered or certified mail, return receipt requested; if intended for the Company, shall be addressed to it, attention of its Secretary, at Carlyle Industries, Inc., 1 Palmer Terrace, Carlstadt, New Jersey 07072, or at such other address of which the Company shall have given notice to the Optionee in the manner herein provided; and if intended for the Optionee, shall be addressed to him at the address set forth below his signature, or at such other address of which the Optionee shall have given notice to the Company in the manner herein provided.

         14. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed wholly within said State without giving effect to the conflict of laws principles thereof.

         IN WITNESS WHEREOF, the Company and the Optionee have duly executed this Agreement as of the date first above written.

                                      CARLYLE INDUSTRIES, INC.





                                      By /s/ Edward F. Cooke
                                         -------------------------------------
                                         Name: Edward F. Cooke
                                         Title: Vice President


AGREED TO:



/s/ Robert A. Levinson
------------------------------
Robert A. Levinson

Address:

------------------------------

------------------------------

------------------------------